[ARCELOR MITTAL LOGO] [GRAPHIC OMITTED]

[PRESS RELEASE LOGO] [GRAPHIC OMITTED]

             Arcelor Mittal announces sale of Thuringen long carbon
                                  steel plant

Rotterdam/Luxembourg, November 6, 2006 - Arcelor Mittal has announced today the agreed sale of Stahlwerk Thuringen GmbH ('SWT') to Grupo Alfonso Gallardo for an Enterprise Value of (euro)591 million, as part of Mittal Steel's commitments to the European Commission during the recommended merger of Arcelor S.A. and Mittal Steel N.V.

SWT, which is a 100% subsidiary of Arcelor Mittal, is located at Unterwellenborn, Thuringen, Germany. In 2005 the company's turnover was in excess of (euro)400 million. SWT employs close to 700 associates and produces steel sections up to 550mm in width used in building and construction.

Industrial facilities located in Unterwellenborn are based on steel scrap recycling and combine an electric arc furnace, a ladle furnace, a four-strand continuous caster and a section rolling mill. SWT's annual production capacity is about 1 million tons.

Following Mittal Steel's bid for Arcelor the European Commission identified competition concerns in relation to heavy sections. In response, the company committed to dispose of three European medium/heavy section mills: Arcelor's Stahlwerk Thuringen and Travi e Profilati di Pallanzeno (Italy), and Mittal Steel's section and bar mill Huta Bankowa (Poland). The divestment process for the two latter assets is well engaged.

[Aditya Mittal, CFO] Arcelor Mittal, said: "Stahlwerk Thuringen is a high quality facility and I am delighted that this transaction fully values its potential. I am sure that under the leadership of Grupo Alfonso Gallardo it will continue to thrive."

The closing of the transaction is foreseen to take place in early 2007, subject to European Commission approval and applicable antitrust clearances.


About Grupo Alfonso Gallardo

Grupo Alfonso Gallardo is Spain's largest corrugated steel manufacturer with 2006 estimated sales in excess of EUR 2.3 bn. The privately owned company operates steel plants in Spain and diversifies in cement production and oil refining.



About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first six months of 2006 show combined revenues of euro43,281 billion, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

                                         [ARCELOR MITTAL LOGO] [GRAPHIC OMITTED]
[PRESS RELEASE LOGO] [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
Contact information Arcelor Mittal Investor Relations
Continental Europe       +352 4792 2414
UK/Asia/Africa           +44 207 543 1172
Americas                 +1 312 899 3569
Retail                   +352 4792 2434
SRI                      +352 4792 2902
--------------------------------------------------------------------------------
Contact information Arcelor Mittal Communications
E-mail: press@arcelormittal.com
        -----------------------
Phone: +352 4792 5000

------------------------------------------------------------------------------------------------------
Arcelor Mittal Corporate Communications                   France
Nicola Davidson                 +44 207 543 1162 / 1172   Sandra  Luneau           +33 1 71 92 00 58
Luc Scheer                      +352 4792 2360            Image 7:
Jean Lasar:                     +352 4792 2359            Tiphaine Hecketsweiler   +33 1 5370 7470
Maitland Consultancy:                                     Spain
Philip Gawith / Lydia Pretzlik  +44 20 7379 5151          Ignacio Agreda           +34 94 489 4162
North America                                             Oscar Fleites            +34 98 512 60 29
Bill Steers                     +1 312 899 3817
-------------------------------------------------- ---------------------------------------------------